SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2008

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Market Announcement

In reference to the Ofício/CVM/SEP/GEA-1/N nº 381/208 and in addition to the Market Announcement of June 02nd, 2008, regarding the special reserve for dividends of the common shares of the Company, the Board of Eletrobras would like to reiterate to the shareholders and the market in general that the company is endeavoring its best efforts in order to settle the pending issue in due time.

The value involved in this operation on June 30, 2008 was approximately R$ 8.7 billion.

Eletrobras will be investing significant amounts of cash in a number of large scale capital investment projects over coming years (including in relation to new projects that Eletrobras's management hopes to win following auctions) as part of the company's growth strategy. This strategy is designed to improve profitability in the future, such that payment of dividends will be possible as the returns from these capital investment projects come to fruition.

Eletrobrás is developing studies aiming at the payment of the mentioned Dividend Reserve. As soon as they are concluded, the result will be presented for the analysis of the Comissão de Valores Mobiliários – CVM and for future deliberation at a General Shareholders’ Meeting. However, for the time being, the company is unable to disclose the form and date for this payment.

Rio de Janeiro, September 29, 2008

Astrogildo Fraguglia Quental
Financial and Investor Relation Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 30, 2008

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Astrogildo Fraguglia Quental
Astrogildo Fraguglia Quental Financial and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.